February 10, 2014
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs – Assistant Director

Mark P. Shuman, Branch Chief – Legal

Stephen Krikorian, Accountant Branch Chief

Melissa Walsh, Staff Accountant

Re:	Castlight Health, Inc.

Registration Statement on Form S-1

Filed February 10, 2014

CIK No. 0001433714

Ladies and Gentlemen:

On behalf of Castlight Health, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated February 7, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 0001433714) that was confidentially submitted to the Commission on January 23, 2014 (“Draft No. 2”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed with the Commission on February 10, 2014 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. For the convenience of the Staff, we have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of the Registration Statement that are marked to show changes from Draft No. 2, and one copy of the exhibits filed with the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2014

1.	We note your revisions in response to prior comment 14. It appears from your disclosure in the bullet points beginning at the bottom of page 77 that your service offerings include communication and engagement services, implementation services, customer support, and training. Please tell us what consideration you gave to expanding your disclosure in the last paragraph on page 47 to separately discuss each of these four sources of revenue.

The Company respectfully advises the Staff that the Company’s streams of revenue are subscriptions and professional services, including implementation and communications services, as disclosed on pages 48, 50 and 62. In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 81 to clarify how the services described on those pages correspond to the revenue the Company generates from subscriptions and professional services described on the pages referenced above.

Backlog, page 57

2.	Regarding prior comment 17, please disclose why you are not able to estimate more precisely the backlog to be fulfilled in 2014, as you indicate in the second paragraph of your response.

In response to the Staff’s comment, the Company has revised its disclosure on page 60.

Business

Representative Customers, page 78

3.	Please disclose the criteria used to rank your customers by size and why you chose to disclose these particular companies.

In response to the Staff’s comment, the Company has revised page 81 to disclose that these are some of our largest customers based on total revenue in 2013. The Company respectfully advises the Staff that the customers listed on page 81 are the Company’s top 16 customers, based on total revenue in 2013, who have consented to being named in the Registration Statement.

Management

Compensation Committee Interlocks and Insider Participation, page 94

4.	We note that Venrock is a party to the Investors’ Rights Agreement that you disclose as a related party under Item 404 of Regulation S-K. Please provide the disclosure required by Item 407(e)(4)(i)(C) under this heading or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 97.

* * * * * * * * * * *

In addition to addressing the comments raised by the Staff in its letter dated February 7, 2014, the Company has revised the Registration Statement to update certain other disclosures. Specifically, the Company has revised its disclosure on pages 129 and 130 to include a summary of the exceptions to the lock-up agreement applicable to the Company in response to comment 28 contained in your letter dated January 14, 2014 (the “Initial Comment Letter”)

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2014

relating to the Registration Statement. In addition, the Company has updated its financial information to December 31, 2013.

We are also enclosing the following supplemental materials to further address comments 1 and 3 of the Initial Comment Letter and to assist the Staff in its review of the Registration Statement.

Testing-the-Waters Presentation. In response to comment 1 of the Initial Comment Letter, regarding written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally providing to the Staff the “testing-the-waters” presentation that the Company used in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. The “testing-the-waters” presentation is included as Exhibit A to the copy of this letter that is being transmitted by overnight courier.

The Company also respectfully advises the Staff that the Company does not believe that this “testing-the-waters” presentation should be deemed written communications pursuant to Section 5(d) of the Securities Act or Rule 405 promulgated under the Securities Act because such materials were only used during the meetings and such investors were not permitted to retain such materials after the meetings ended.

Cover Art. In response to comment 3 of the Initial Comment Letter, regarding copies of any remaining artwork or graphics, the Company is supplementally providing to the Staff a copy of the proposed graphics to be included on the inside cover of the prospectus. The graphics are included as Exhibit B to the copy of this letter that is being transmitted by overnight courier. When the Company has resolved any comments or concerns of the Staff regarding these graphics, they will be included in a pre-effective amendment to the above-referenced Registration Statement.

Because of the commercially sensitive nature of the information contained herein, the Company requests pursuant to Rule 418(b) of the Securities Act that the Staff destroy or return to it the materials to which reference is made in this letter once the Staff has completed its review. The Company further requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

* * * * * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2014

Please feel free to contact me at (650) 335-7292 should you have any questions or if we can be of further assistance in this regard.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Fenwick & West LLP

Enclosures

cc:	Giovanni M. Colella, Chief Executive Officer

John C. Doyle, Chief Financial Officer

Castlight Health, Inc.

Gordon K. Davidson, Esq.

Matthew Rossiter, Esq.

Fenwick & West LLP

Alex Bender

Wendy Craig

Ernst & Young LLP

Eric C. Jensen, Esq.

Charlie S. Kim, Esq.

Andrew S. Williamson, Esq.

Cooley LLP